RBB BANCORP

January 28, 2021

VIA EDGAR FILING

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Donald E. Field

Re:	RBB Bancorp

Registration Statement on Form S-3

File No. 333-252299

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), RBB Bancorp (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Friday, January 29, 2021, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely, RBB BANCORP

By:	/s/ David Morris
	Name:	David Morris
	Title:	Executive Vice President and Chief Financial Officer